

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 20, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

  Re: PPDAI Group Inc.
    Amendment No.2 to Draft Registration Statement on Form F-1
    Submitted May 4, 2017
    CIK No. 0001691445

Dear Mr. Zhang:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview

1. You disclose that you have developed an active secondary loan market in several instances. However, you disclose that the total transaction volume in your secondary loan market was RMB324.2 million (US$46.7 million) equal to approximately 1.6% of your loan origination volume in 2016 on page 123. Please revise to discuss the apparently small transaction volume in the secondary market in relation to your loan origination volume in 2016, the reasons you believe that there is an active secondary market for your loans and whether the level of liquidity in the secondary loan market fluctuates or is relatively stable.

Summary Consolidated Financial Data, page 12

2.   We note your response to comment 2. Please revise to present this information consistently in both MD&A and in the Statement of Comprehensive Income/(Loss).

3.   We note your response to comment 4. Please tell us the amount of time lag which occurs when funds are received from investors and are ultimately invested and when funds are received from borrowers for loan repayments and are disbursed to investors.

Risk Factors, page 15

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans…, page 19

4.   We note your response to comment 6. Please revise to clearly indicate that a borrower has a determined credit limit for each individual loan on the company's platform. In addition, the disclosures should identify each of the factors considered when determining the credit limits for each loan product and whether a new Magic Mirror credit score is generated each time the borrower requests a loan.

5.   The fair value change in your financial guarantee derivatives classified in other income represented RMB146,653 of your RMB549,757 of profit before income tax in 2016. Please disclose that a significant percentage of your profits before income tax have been and could be based on more subjective Level 3 valuations.

Loan Performance Data, page 80

6.   We note your tabular disclosures of delinquencies for the various periods presented. Please confirm that the amounts used in the related ratios are the total amounts related to that loan and not just the past due payment(s).

7.   Please revise to provide tabular information regarding the amounts of your delinquencies for each of the periods presented.

8.   We note the response to comment 9. As it relates to handy cash loans, please address the following:

  • Tell us the amount of revenue recognized in 2015 and 2016 related to handy cash loans and separate the amounts recognized related to extensions;

  • Disclose whether the terms of the handy cash loans change if there is an extension;

  • Disclose how revenue is recognized since no payments are due on handy cash loans until loan maturity;

- Disclose whether there is a new credit evaluation done when a loan is extended;

- Disclose if the borrower can take out another loan during the extension period; and

- Disclose how the 3% extension fee is paid by the borrower when there is an extension request made.

9. You define the delinquency rate as the balance of the outstanding principle of loans that were 15 to 29, 30 to 59, 60 to 89 and 90 to 179 days past due. Please disclose the delinquency rate of loans past due 90 to 119 days, 120 to 159 days and 160 to 179 days past due for 2015 and 2016.

Results of Operations

Other Revenue, page 83

10. You disclose that your collection fee increased as a percentage of total loan principal that became delinquent during 2016 due to an adjustment in your collection policy in 2015. Please disclose the nature of the adjustment to your collection policy and the impact the adjustment in your collection policy had on your other revenues.

Origination and Servicing Expenses, page 84

11. We note your response to prior comment 12 and the disclosure on page 95 that you recognize revenue from single loans for the post-facilitation service based on your best estimate of selling prices. Please tell us what your best estimate of selling price for post-facilitation service is and discuss how it compares to the publicly available information about service fees referenced in your response.

Critical Accounting Policies, Judgments and Estimates

Incentives, page 97

12. We note your response to prior comment 19 and your disclosure that the amount of incentives paid in 2016 was RMB47.2 million. Please tell us the total cash incentives you offered and an investor accepted in the form of additional monthly interest over the life of a loan that were unpaid, if any, as of December 31, 2016.

Revenue Recognition, page 91

13. We note your response to comment 14. We note the various changes made which address a borrower's participation in the quality assurance protection program. In order to address the numerous changes made in regard to participation (i.e. whether mandatory or voluntary), please revise to provide in tabular format, the participation requirements at December 31, 2016, February 1, 2017 and April 1, 2017 for each of the different credit

levels. The information presented should clearly indicate whether participation is required or voluntary for each credit level affected at each date noted above.

Financial Guarantee Derivative, page 100

14.   We note your response to comment 22. Please revise to include a rollfoward of activity in the investor reserve funds for each of the periods presented. Please include a separate investor reserve fund rollforward for your three types of investment programs, including programs with fixed investing periods, programs with flexible investing periods and programs featuring step-up returns.

15.   Please revise to discuss when your financial guarantee derivative would be an asset versus a liability, what the key drivers are that would cause a fair value increase or decrease and whether a fair value increase results in a gain or loss in other income.

Fair Value of Preferred Shares, page 101

16.   Please tell us why you estimate the volatility and the discount rates used to compute the cost of capital based on six publicly traded companies in the United States. More specifically, please tell us why you assume that these six public companies are comparable in terms of geography, regulatory environment, stage of their business lifecycle, size and operating history. Please also tell us the names of the six public companies that you assumed are comparable companies.

Our Competitive Strengths, page 114

17.   You disclose that your borrower base has experienced robust growth, from over 135,000 in 2014 to over 666,000 in 2015 and further to approximately 3.4 million in 2016. You also disclose that as of December 31, 2016, you had approximately 3.7 million unique borrowers. Please revise to clarify your number of borrowers.

Massive data and sophisticated big-data analytics capabilities, page 114

18.   You disclose that you distill over 1,000 variables to present a 360-degree user profile of our borrowers. Please disclose how you revise or modify your loan underwriting and the segmented pricing for your loans and services based on the 360-degree user profile of your borrowers. Please also disclose whether the 360-degree user profile of the average borrower in your eight segments is improving, deteriorating or is neutral at December 31, 2016 and March 31, 2017.

Highly effective risk management system proven through loan lifecycles, page 115

19.   Please revise to update and provide the applicable information for 2016.

Our Users

Investors, page 118

20.   Please disclose the percentage of repeat investors in your platform in 2015 and 2016.

Our Products and Services

Investment services offered to investors, page 120

21.   Please disclose separately the annualized rate of return for your self-discretionary investing tool and for your automated investing tool for 2015 and 2016.

Investment programs, page 122

22.   We note your response to comment 16 that any default loan payments made from the quality assurance fund are included in the calculation of actual rate of return for the Quality Assurance Investment Program and the surplus gains for the investment program are paid to you as a management fee. We further note that your system automatically selects loans with higher weighted-average interest rates than the expected rate of return of the investment program to invest in. Please tell us how you considered the fact your system is designed to invest in loans that only meet or exceed the expected rate of return and the quality assurance fund is designed to ensure investors receive all principal and interest on loans invested in, as long as there are sufficient funds, in the determination that the quality assurance fund related to the Quality Assurance Investment Program only reimburses investors for failure of the borrower to satisfy required payment obligations and does not also reimburse them for shortfalls due to underperformance of the investment program.

23.   Please also revise the disclosures relating to the investment programs to address the following:

•   Disclose that your system automatically selects loans with weighted-average interest rates higher than the expected rate of return of the investment program to invest in;

•   Disclose the average investing period for both the fixed and flexible investing programs during 2016 and the most recent interim period;

•   Disclose that default loan payments made from the Quality Assurance funds are included in the calculation of the actual rate of return for the Quality Assurance Investment Program; and

•   Disclose how the fair value of the invested assets is determined for both the flexible and step-up investment programs.

Investor Reserve Funds, page 129

24.   We note your disclosure that funds in an amount equal to a certain percent of the total principal amount of the underlying loans are set aside into the relevant investor reserve fund. You also state that upon completion of an investment program excessive returns, if any, net of the investor reserve that is set aside will be distributed to the investors. Please reconcile this statement to your disclosure on page 96 and in response to comment 16 that any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve fund. For example, clarify the difference between excessive returns and surplus gains, and which is meant to describe the amount above the cap described on page 94.

Notes to Consolidated Financial Statements

Note 2(j) Fair Value Measurement, page F-16

25.   We note that short term investments would seem to consist of both time deposits and money market funds. Please address whether there should be two classes of assets under ASC 820-10-50-2B. In addition, address what is unique in regard to these assets that there are no quoted prices for these assets.

26.   You disclose on page F-18 that a significant change in expected default rates could result in a significant change in fair value of the financial guarantee derivatives. Please clarify whether an increase in the expected default rate would increase or decrease the fair value of the financial guarantee and whether there are interrelationships between the expected default rate and any other unobservable inputs. Refer to ASC 820-10-50-2g.

Note 2(p) Quality assurance fund payable and receivable, page F-21

27.   We note your response to comments 20 and 37. Please address the following:

- Provide us with the journal entries recorded on day one when the guarantee and related receivable are established, the subsequent entries to record the monthly payment of the quality assurance payment and reduction in both the receivable and liability, and the entry to record the difference between the cumulative contributions received and the day one fair value.

- Revise the tabular information presented for the quality assurance fund payable, to disclose gross payouts and recoveries separately.

28.   Please also revise to provide a rollforward of the quality assurance fund receivable for the periods presented.

Note 2(q) Financial guarantee derivative, page F-23

29.   We note your disclosure that the fair value of the financial guarantee derivative is based on relevant market information and the estimates are calculated with reference to the market rates using industry standard valuation techniques. We further note your reference to the use of a discounted cash flow model that incorporates information about the underlying loans on page F-18 and your response to prior comment 13 that the Type B Management Fee is considered part of the net settlement and therefore included in the overall cash flows related to the investor reserve funds. Please describe in greater detail how you determine the fair value of the financial guarantee derivative and how you determined that all cash flows related to the investment programs covered by the investor reserve fund should be incorporated in the valuation. In addition, please provide us with the journal entries related to the investment programs covered by the investor reserve fund recorded on day 1 of the investment, when the fair value of the guarantee is increased and when it is decreased, and at the end of the program.

Note 9 Related party balances and transactions, page F-34

30.   We note your disclosure that you have a variable interest, a loan, in PPcredit; however, you do not consolidate it because you do not have the power to direct the activities that most significantly impact its economic performance and you are not the primary beneficiary. We further note that PPcredit was founded by your founders and that you use PPcredit as a data provider. Considering this information, please provide us with your consolidation analysis for PPcredit.

Note 11 Disposal of subsidiary, page F-38

31.   We note you sold Shanghai Hepai Investment Management Co., Ltd., "Hepai" to third-parties on September 30, 2016. Please tell us whether post-sale you have a continuing relationship, arrangements or transactions with Hepai including any investment in loans on your platform by Hepai.

You may contact at Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448, or Dieter King, Assistant Director, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Z. Julie Gao, Esq.